Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 5, 2004

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.	News release dated July 27, 2004 entitled “ VODAFONE GROUP PLC – ANNUAL GENERAL MEETING”

2.	News release dated August 17, 2004 entitled “ VODAFONE SIGNS NEW ONE YEAR SPONSORSHIP AGREEMENT WITH BECKHAM”

3.	News release dated August 26, 2004 entitled “ NOKIA AND VODAFONE TO LEAD ROADMAP FOR MOBILE JAVA STANDARDS”

4.	Stock Exchange Announcement dated August 2, 2004

5.	Stock Exchange Announcement dated August 3, 2004

6.	Stock Exchange Announcement dated August 4, 2004

7.	Stock Exchange Announcement dated August 4, 2004

8.	Stock Exchange Announcement dated August 5, 2004

9.	Stock Exchange Announcement dated August 6, 2004

10.	Stock Exchange Announcement dated August 9, 2004

11.	Stock Exchange Announcement dated August 10, 2004

12.	Stock Exchange Announcement dated August 10, 2004

13.	Stock Exchange Announcement dated August 11, 2004

14.	Stock Exchange Announcement dated August 11, 2004

15.	Stock Exchange Announcement dated August 12, 2004

16.	Stock Exchange Announcement dated August 12, 2004

17.	Stock Exchange Announcement dated August 13, 2004

18.	Stock Exchange Announcement dated August 16, 2004

19.	Stock Exchange Announcement dated August 16, 2004

20.	Stock Exchange Announcement dated August 17, 2004

21.	Stock Exchange Announcement dated August 18, 2004

22.	Stock Exchange Announcement dated August 19, 2004

23.	Stock Exchange Announcement dated August 20, 2004

24.	Stock Exchange Announcement dated August 23, 2004

25.	Stock Exchange Announcement dated August 24, 2004

26.	Stock Exchange Announcement dated August 25, 2004

27.	Stock Exchange Announcement dated August 26, 2004

28.	Stock Exchange Announcement dated August 27, 2004

29.	Stock Exchange Announcement dated August 31, 2004

30.	Stock Exchange Announcement dated August 31, 2004

27 July 2004

VODAFONE GROUP PLC – ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Tuesday 27 July 2004.

The results of the polls on all resolutions were as follows:

RESOLUTION		FOR	AGAINST	ABSTAIN

1	To receive the report of the directors and financial statements	40,916,650,436	88,978,838	1,087,462,714

2	To approve the Remuneration Report	39,968,730,817	1,556,484,317	567,871,132

3	To re-elect Peter Bamford as a director	41,529,643,668	387,005,997	171,088,880

4	To re-elect Sir Julian Horn-Smith as a director	41,526,507,749	389,362,648	171,864,964

5	To re-elect Sir David Scholey as a director	40,747,804,740	426,942,144	912,988,337

6	To elect Luc Vandevelde as a director	41,447,568,773	465,894,083	174,275,058

7	To approve a final dividend of 1.0780p per ordinary share	41,884,742,092	34,768,187	168,221,487

8	To re-appoint Deloitte & Touche LLP as auditors	40,617,837,130	466,917,317	1,008,343,250

9	To authorise the Audit Committee to determine the auditors’ remuneration	40,902,079,686	583,091,325	607,871,600

10	To authorise donations under the Political Parties, Elections and Referendums Act 2000	40,745,440,254	809,364,891	532,870,529

11	To renew authority to allot shares under Article 16.2 of the Company’s Articles of Association	41,527,382,489	339,974,088	225,735,688

12	To renew authority to disapply pre-emption rights under Article 16.3 of the Company’s Articles of Association	41,502,714,911	471,774,454	118,607,345

13	To authorise the Company’s purchase of its own shares (section 166, Companies Act 1985)	41,258,341,563	229,867,566	604,887,454

14	To authorise the Company’s purchase of its own shares pursuant to contingent purchase contracts and off-market purchases	41,033,066,795	271,236,270	783,411,808

Accordingly resolutions 1 to 11 were passed as ordinary resolutions and resolutions 12 to 14 were passed as special resolutions.

SR Scott

Company Secretary

17 August 2004

VODAFONE SIGNS NEW ONE YEAR SPONSORSHIP AGREEMENT WITH BECKHAM

Vodafone today announces a new one year sponsorship agreement with David Beckham, which reinforces the continuation of a successful global partnership.  The new agreement, which commenced on 1 July 2004, has two main elements:

Sponsorship – Vodafone has access to use David Beckham’s personal image rights in its forthcoming advertising campaigns, in which he will play a significant role.

Consumer Service – Vodafone has obtained the rights to create a David Beckham content suite on Vodafone live! the industry leading, multi media consumer service, including games and screen savers.

Commenting on the new global agreement David Wheldon, Vodafone’s Global Director of Marketing and Brand Communications said, “We are very happy to have signed a new deal with David, which builds on the success of our partnership over the past two years. The Vodafone live! advertising campaigns featuring David were an integral part of our marketing programmes which ran in the UK, Spain and Japan during 2002-2004.  We look forward to continuing to work successfully together.”

David Beckham added, “I am pleased to be continuing my partnership with Vodafone.  I am looking forward to working on some exciting projects in 2005 and building on the association going forward.”

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries with a proportionate customer base of over 139 million. It also has Partner Networks in a further 13 countries.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Media Relations

Aileen Thompson

Bobby Leach

Emma Conlon

Tel:  +44 (0) 1635 673310

Group Sports Sponsorship PR

Maria Bellanca, Head of Group Sports Sponsorship PR

Tel:  +44 (0) 1635 672247

26 August 2004

NOKIA AND VODAFONE TO LEAD ROADMAP FOR MOBILE JAVA STANDARDS

Mobile industry leaders create specifications for open unified mobile Java services architecture

In a move that is intended to deliver benefits for the mobile industry and for mobile customers, Nokia and Vodafone today announce the formation of a mobile service architecture initiative. The aim of the initiative is to simplify mobile Java standards by defining the next generation, open standards-based mobile Java services architecture specifications. It will serve and represent the mobile value chain, including other leading mobile device manufacturers, mobile operators and IT companies.

The initiative will function and create its specifications within the Java Community ProcessSM (JCPSM). Earlier this month, the J2ME™ Executive Committee approved the first Java Specification Requests (JSRs) from this initiative. These JSRs, 248 and 249, will not introduce any new API specifications but will include a number of new component JSRs and clarifications to existing specifications to define a consistent Java API services architecture. This will enable application compatibility across multi-vendor mobile devices.

The initiative will further seek to harmonise the licensing terms of the component JSRs to be open, fair and predictable.  As specifications leads Nokia and Vodafone, in conjunction with Sun Microsystems, will define the licensing framework of the initiative, while the role of creating and licensing the Technology Compatibility Kits (TCKs) for JSR 248 and 249 will be undertaken by Sun Microsystems.

The initiative has received widespread support from leading representatives of the mobile industry, including Orange, Siemens, Sony Ericsson, Sun Microsystems and T-Mobile International. It is expected that a number of these companies will join Nokia and Vodafone to become members of the Expert Group for the specifications created by this initiative.

By using the specifications, developers can create software that is easily portable from one Java-enabled mobile device to another. This will ultimately provide mobile customers with a wide choice of feature rich Java-based applications.

The management framework of the mobile Java services architecture also includes security enhancements.  It will support advanced remote platform and application management for enterprises and service providers by enabling delivery and management of software components to mobile devices over-the-air. This is expected to result in cost savings for mobile software maintenance. Furthermore, it will offer business users and consumers an easy way to have the latest applications and services available on their mobile devices. The application platforms built on these specifications will enable new business opportunities for operators, enterprises, service providers, and device manufacturers.

The objectives and responsibilities of the initiative will be aligned and coordinated with organisations such as the OSGi Alliance, the Open Mobile Alliance (OMA), the Open Mobile Terminal Platform (OMTP) and World Wide Web Consortium (W3C) to specify the requirements and the capabilities of the platform. The specifications will also offer smooth backward compatibility with the highly successful MIDP environment.

John Jackson, Senior Analyst, Wireless/Mobile Technologies, The Yankee Group commented, “This initiative extends the foundation of JTWI, taking important steps to align the CLDC and CDC platform specifications and their future evolution under a simplified licensing structure. With the support of leading industry players in the mobile Java value-chain, this initiative should offer greater consistency and continuity to developers and end-users. It’s a significant step toward accelerating the development and distribution of more robust mobile applications.”

“This initiative will significantly strengthen Java’s leading position as the environment for powerful, state-of-the-art mobility solutions for both consumers and enterprises in the era of 3G,” said Pertti Korhonen, Chief Technology Officer, Nokia. “It provides enterprises and service providers with unparalleled end-to-end management capabilities. In addition, it offers application developers the best and fastest opportunity to leverage their Java-based solutions in volumes and also lets them fully exploit the great performance of Java-enabled smart phones.”

Alan Harper, Group Strategy Director at Vodafone, said: “The mobile industry is aware of the need for standardisation and a lot of work has been undertaken towards achieving that aim.  It will build upon the JTWI vision, and output from other industry groups, to create an open and evolving platform roadmap to enable consistent and predictable implementation on a wide range of mobile devices.”

“As the inventor of Java Technologies, Sun welcomes the leadership of Vodafone and Nokia to spearhead such an important effort within the JCP”, said Alan Brenner, Vice President of Sun Microsystems. “Sun will develop and deliver the underlying Technology Compatibility Kits and Reference Implementations for these new specifications.  Together, we will build on the widely adopted Java Technology for the Wireless Industry (JTWI) specification and streamline the advancement of mobile Java technologies.”

The participants of the initiative have committed to deploy the platform, and the first reference implementations are scheduled for next year.

- ends -

For further information:

Vodafone Group	Nokia Technology Communications
Tim Brown, Group Corporate Affairs Director	Tel. +358 7180 34900
Tel: +44 (0) 1635 673310	E-mail: press.office@nokia.com
www.nokia.com

Investor Relations

Melissa Stimpson

Nokia Americas, Communications

Darren Jones	Charles Chopp
Tel: +44 (0) 1635 673310	Tel: +1 972 894 6343

Media Relations	Nokia Industry Analyst Relations
Jon Earl	Virve Virtanen
Janine Young	Tel: +1 914 368 0511
Emma Conlon
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges
Justin Griffiths
Tel: +44 (0) 20 7920 3150

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and innovative products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

About Vodafone

Vodafone is the world’s largest mobile community with 139 million proportionate customers, equity interests in 26 countries and Partner Networks in a further 13 countries.

For further information about Vodafone, please visit the Vodafone Group website: www.vodafone.com.

Trademarks: All trademarks and registered trademarks are the property of their respective owners.

Glossary of Terms:

API	Application Programming Interface defines how programmers utilize a particular device feature.

J2ME	Java 2 Micro Edition, is the Java platform for devices with limited resources, such mobile phones.

CDC	Connected Device Configuration, is a standards-based framework for building and delivering mobile applications that can be shared across a range of network-connected personal mobile devices.

CLDC

Connected Limited Device Configuration outlines the most basic set of libraries and virtual machine features that must be present in each implementation of a Java 2 Platform, Micro Edition (J2ME™) environment on resource-constrained devices.

MIDP	Mobile Information Device Profile (MIDP), combined with the CLDC, is the Java runtime environment for mobile information devices (MIDs) such as phones and entry level PDAs.

JTWI	Java Technology for Wireless Industry

The Java Technology for the Wireless Industry (JTWI) specification defines the industry-standard platform for the Java technology-enabled mobile phones. JTWI is defined through the Java Community Process (JCP) as JSR 185 by an expert group of leading mobile device manufacturers, wireless carriers, and software vendors. It specifies the technologies that must be included in all JTWI-compliant devices, to minimize API fragmentation and broaden the substantial base of applications already developed for mobile phones.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	30 July 2004

Number of ordinary shares purchased:	20,000,000

Highest purchase price paid per share:	119.75	p

Lowest purchase price paid per share:	119	p

Volume weighted average price per share:	119.3125	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,607,000,000 of its ordinary shares in treasury and has 66,686,455,006 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	2 August 2004

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	118.75	p

Lowest purchase price paid per share:	117.75	p

Volume weighted average price per share:	118.1324	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,624,000,000 of its ordinary shares in treasury and has 66,669,455,006 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	3 August 2004

Number of ordinary shares purchased:	19,000,000

Highest purchase price paid per share:	119.5	p

Lowest purchase price paid per share:	119	p

Volume weighted average price per share:	119.2632	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,643,000,000 of its ordinary shares in treasury and has 66,651,143,145 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Director Shareholding

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company has been advised that today, Mr P R Bamford, an executive director of the Company, sold 600,000 ordinary shares of US$0.10 each in the capital of the Company at a price of 118p per share.

As a result of this transaction, Mr Bamford has an interest, excluding unexercised share options and incentive shares, of 435,823 shares in the Company.

Philip Howie
Deputy Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	4 August 2004

Number of ordinary shares purchased:	16,000,000

Highest purchase price paid per share:	119	p

Lowest purchase price paid per share:	118	p

Volume weighted average price per share:	118.50	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,659,000,000 of its ordinary shares in treasury and has 66,635,225,883 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PUT OPTION OVER ITS ORDINARY SHARES

Vodafone Group Plc (“Vodafone”) announces today that, following approval of such transactions at its Annual General Meeting on 27 July 2004, it has sold a put option over its ordinary shares of U.S.$0.10 to Deutsche Bank AG London Branch (the “Counterparty”) as follows:

Put Option over Ordinary Shares

Trade date of the put option:	5 August 2004

Exercise date of the put option	20 October 2004

Number of ordinary shares that are the subject of the put option:	10,000,000

If the put option is exercised by the Counterparty then the total consideration payable by Vodafone from existing cash reserves to the Counterparty (less the premium it has received from the Counterparty) will be:	£11,658,000

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PUT OPTION OVER ITS ORDINARY SHARES

Vodafone Group Plc (“Vodafone”) announces today that, following approval of such transactions at its Annual General Meeting on 27 July 2004, it has sold a put option over its ordinary shares of U.S.$0.10 to J.P. Morgan Securities Ltd.

(the “Counterparty”) as follows:

Put Option over Ordinary Shares

Trade date of the put option:	6 August 2004

Exercise date of the put option	2 November 2004

Number of ordinary shares that are the subject of the put option:	10,000,000

If the put option is exercised by the Counterparty then the total consideration payable by Vodafone from existing cash reserves to the Counterparty (after deducting the premium it has received from the Counterparty) will be:	£11,313,900

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	9 August 2004

Number of ordinary shares purchased:	17,500,000

Highest purchase price paid per share:	116.75	p

Lowest purchase price paid per share:	116	p

Volume weighted average price per share:	116.3419	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,676,500,000 of its ordinary shares in treasury and has 66,617,837,814 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that:

1.               the Company was advised on 9 August 2004 by Computershare Investor Services Plc that on 6 August 2004, Mr P R Bamford, a director of the Company, acquired 2,326 ordinary shares of US$0.10 each and that Lord Broers, a non-executive director of the Company, acquired 175 ordinary shares of US$0.10 each through their participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 117.7336p;

2.               the Company was advised on 9 August 2004 by Mourant ECS Trustees Limited that on 6 August 2004 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 118p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

No. of shares

Mr P R Bamford	251

Mr K J Hydon	2,126

3.               the Company was advised on 9 August 2004 by Mourant ECS Trustees Limited that on 6 August 2004 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 118p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares

Mr P R Bamford	47

Sir Julian Horn-Smith	50

Mr K J Hydon	50

4.               the Company has been advised that, on 9 August 2004, Professor Juergen Schrempp, a non-executive director of the Company, acquired 10,000 ordinary shares of US$0.10 each in the capital of the Company, at a price of 117.597p per share.

Philip Howie
Deputy Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	10 August 2004

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	117.75	p

Lowest purchase price paid per share:	116.75	p

Volume weighted average price per share:	117.3479	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,686,500,000 of its ordinary shares in treasury and has 66,607,936,398 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 10 August 2004 by Natwest ISA and PEP Office that on 10 August 2004, Sir Julian Horn-Smith, a director of the Company, acquired 23 ordinary shares of US$0.10 each at a price of 117.24p per share, through reinvestment of dividends due on shares held in a PEP.

Philip Howie
Deputy Company Secretary

VODAFONE GROUP PLC

PUT OPTION OVER ITS ORDINARY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has sold a put option over its ordinary shares of U.S.$0.10 to J. P. Morgan Securities Ltd. (the “Counterparty”) as follows:

Put Option over Ordinary Shares

Trade date of the put option:	11 August 2004

Exercise date of the put option	5 October 2004

Number of ordinary shares that are the subject of the put option:	10,000,000

If the put option is exercised by the Counterparty then the total consideration payable by Vodafone from existing cash reserves to the Counterparty (after deducting the premium it has received from the Counterparty) will be:	£11,419,800

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 11 August 2004 by UBS Wealth Management that on 6 August 2004, Mr J Buchanan, a non-executive director of the Company acquired 924 ordinary shares of US$0.10 each at a price of 118.910936p per share, through his participation in the Company’s Dividend Reinvestment Plan.

P R S Howie
Deputy Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	12 August 2004

Number of ordinary shares purchased:	14,000,000

Highest purchase price paid per share:	118.5	p

Lowest purchase price paid per share:	117.25	p

Volume weighted average price per share:	117.8551	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,700,500,000 of its ordinary shares in treasury and has 66,595,286,234 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PUT OPTION OVER ITS ORDINARY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has sold a put option over its ordinary shares of U.S.$0.10 to UBS AG (the “Counterparty”) as follows:

Put Option over Ordinary Shares

Trade date of the put option:	13 August 2004

Exercise date of the put option	7 October 2004

Number of ordinary shares that are the subject of the put option:	10,000,000

If the put option is exercised by the Counterparty then the total consideration payable by Vodafone from existing cash reserves to the Counterparty (after deducting the premium it has received from the Counterparty) will be:	£11,522,700

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 13 August 2004 by Mourant ECS Trustees Limited that on 11 August 2004 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 118p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	212
Sir Julian Horn-Smith	210
Mr K J Hydon	210

Further, the Company was advised on 16 August 2004 by Barclays Private Banking Limited that on 13 August 2004, Mr K J Hydon, a director of the Company, acquired 18,129 ordinary shares of US$0.10 each at a price of 118.910936p per share, through his participation in the Company’s Dividend Reinvestment Plan.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

PUT OPTION OVER ITS ORDINARY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has sold a put option over its ordinary shares of U.S.$0.10 to Commerzbank AG (the “Counterparty”) as follows:

Put Option over Ordinary Shares

Trade date of the put option:	16 August 2004

Exercise date of the put option	8 October 2004

Number of ordinary shares that are the subject of the put option:	10,000,000

If the put option is exercised by the Counterparty then the total consideration payable by Vodafone from existing cash reserves to the Counterparty (after deducting the premium it has received from the Counterparty) will be:	£11,545,000

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	17 August 2004

Number of ordinary shares purchased:	26,500,000

Highest purchase price paid per share:	124.75	p

Lowest purchase price paid per share:	122.75	p

Volume weighted average price per share:	123.9245	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,727,000,000 of its ordinary shares in treasury and has 66,569,710,214 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	18 August 2004

Number of ordinary shares purchased:	21,928,782

Highest purchase price paid per share:	124.75	p

Lowest purchase price paid per share:	123	p

Volume weighted average price per share:	123.8109	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,748,928,782 of its ordinary shares in treasury and has 66,547,854,463 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	19 August 2004

Number of ordinary shares purchased:	22,071,218

Highest purchase price paid per share:	125.50	p

Lowest purchase price paid per share:	124.50	p

Volume weighted average price per share:	125.0332	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,771,000,000 of its ordinary shares in treasury and has 66,526,143,432 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PUT OPTION OVER ITS ORDINARY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has sold a put option over its ordinary shares of U.S.$0.10 to Barclays Bank PLC (the “Counterparty”) as follows:

Put Option over Ordinary Shares

Trade date of the put option:	20 August 2004

Exercise date of the put option:	11 October 2004

Number of ordinary shares that are the subject of the put option:	10,000,000

If the put option is exercised by the Counterparty then the total consideration payable by Vodafone from existing cash reserves to the Counterparty (after deducting the premium it has received from the Counterparty) will be:	£12,065,600

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PUT OPTION OVER ITS ORDINARY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has sold a put option over its ordinary shares of U.S.$0.10 to Barclays Bank PLC (the “Counterparty”) as follows:

Put Option over Ordinary Shares

Trade date of the put option:	23 August 2004

Exercise date of the put option:	13 October 2004

Number of ordinary shares that are the subject of the put option:	10,000,000

If the put option is exercised by the Counterparty then the total consideration payable by Vodafone from existing cash reserves to the Counterparty (after deducting the premium it has received from the Counterparty) will be:	£12,240,700

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	24 August 2004

Number of ordinary shares purchased:	20,000,000

Highest purchase price paid per share:	127.5	p

Lowest purchase price paid per share:	126.5	p

Volume weighted average price per share:	126.925	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,791,000,000 of its ordinary shares in treasury and has 66,506,876,928 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	25 August 2004

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	127	p

Lowest purchase price paid per share:	126	p

Volume weighted average price per share:	126.4583	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,812,000,000 of its ordinary shares in treasury and has 66,486,399,089 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	26 August 2004

Number of ordinary shares purchased:	26,000,000

Highest purchase price paid per share:	128	p

Lowest purchase price paid per share:	126.75	p

Volume weighted average price per share:	127.649	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,838,000,000 of its ordinary shares in treasury and has 66,460,532,137 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	27 August 2004

Number of ordinary shares purchased:	20,000,000

Highest purchase price paid per share:	128.5	p

Lowest purchase price paid per share:	126.75	p

Volume weighted average price per share:	127.7591	p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,858,000,000 of its ordinary shares in treasury and has 66,440,774,461 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 27 August 2004 by Mourant & Co. Trustees Limited (“Mourant”) that, following the payment of its final dividend by the Company, on 27 August 2004 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 118.9109p per share through their participation in Incentive Plans operated by Mourant.

Director	Long Term Incentive Plans	Short Term Incentive Plans

Mr P R Bamford	1,003	9,733

Mr T Geitner	773	2,819

Sir Julian Horn-Smith	1,227	52

Mr K J Hydon	1,003	52

Stephen Scott
Group General Counsel and Company Secretary

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 5, 2004	By:	/s/	S R SCOTT
	Name:		Stephen R. Scott
	Title:		Company Secretary